Exhibit 99.1

Medicure Closes Acquisition of Majority Interest in Apicore

WINNIPEG, Dec. 1, 2016 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a leading Canadian specialty pharmaceutical company, is pleased to announce that it has closed its acquisition for a majority interest in Apicore Inc. and the interests of Apigen Investments Limited (together "Apicore"), as previously announced on November 18, 2016.  The acquisition consists of the purchase of 4,717,000 Series A Preferred Shares and 1,250,000 Warrants in Apicore for US$33,750,000.  This brings Medicure's ownership in Apicore to 64% (or approximately 60% on a fully diluted basis).

Medicure's initial ownership interest and option rights were obtained for its lead role in structuring and participating in a majority interest purchase and financing of Apicore that occurred on July 3, 2014.  Medicure continues to have option rights until July 3, 2017 to acquire additional shares in Apicore.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients ("APIs") and pharmaceuticals, including over 15 Abbreviated New Drug Applications ("ANDAs"), one of which, is partnered with Medicure.  Apicore manufactures over 100 different API's, including over 35 for which Drug Master Files have been submitted to the FDA and 12 that are approved for commercial sale in the U.S. by customers of Apicore.  Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API's for many U.S. and international generic and branded pharmaceutical companies.  Apicore has 2 FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

About Medicure

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 10:22e 01-DEC-16